SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 August 2025
Exhibit 1.2	Share Repurchases dated 05 August 2025
Exhibit 1.3	Director Declaration dated 06 August 2025
Exhibit 1.4	Director/PDMR Shareholding dated 06 August 2025
Exhibit 1.5	Transaction in Own Shares dated 07 August 2025
Exhibit 1.6	Transaction in Own Shares dated 08 August 2025
Exhibit 1.7	Transaction in Own Shares dated 11 August 2025
Exhibit 1.8	Director/PDMR Shareholding dated 12 August 2025
Exhibit 1.9	Transaction in Own Shares dated 12 August 2025
Exhibit 1.10	Transaction in Own Shares dated 13 August 2025
Exhibit 1.11	Transaction in Own Shares dated 14 August 2025
Exhibit 1.12	Transaction in Own Shares dated 15 August 2025
Exhibit 1.13	Transaction in Own Shares dated 18 August 2025
Exhibit 1.14	Transaction in Own Shares dated 19 August 2025
Exhibit 1.15	Transaction in Own Shares dated 20 August 2025
Exhibit 1.16	Transaction in Own Shares dated 21 August 2025
Exhibit 1.17	Transaction in Own Shares dated 22 August 2025
Exhibit 1.18	Transaction in Own Shares dated 26 August 2025
Exhibit 1.19	Transaction in Own Shares dated 27 August 2025
Exhibit 1.20	Transaction in Own Shares dated 28 August 2025
Exhibit 1.21	Transaction in Own Shares dated 29 August 2025

Exhibit 1.1
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,451,600 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,601,600	350,000	500,000
Highest price paid per Share (pence):	406.70	406.70	406.65
Lowest price paid per Share (pence):	398.60	403.80	400.30
Volume weighted average price paid per Share (pence):	404.1600	405.2572	404.4610

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	404.1600	1,601,600
Cboe (UK)/BXE	405.2572	350,000
Cboe (UK)/CXE	404.4610	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7030T_1-2025-8-1.pdf

Exhibit 1.2

BP p.l.c.

----------------------

Share Repurchases

----------------------
5 August 2025

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company.

The maximum amount allocated to the Programme is around $750 million for a period up to and including 31 October 2025.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2025 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 9 of the UK Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Exhibit 1.3

6 August 2025

BP p.l.c.
(the "Company")

Director Declaration

In accordance with UK Listing Rule 6.4.9, BP p.l.c. announces that Hina Nagarajan, non-executive director of the Company, has been appointed as a director to the board of East African Breweries PLC, effective 4 August 2025.

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dave Hager
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each. US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$34.495	7,500
d)	Aggregated information - Volume - Price - Total	7,500 $34.495 $258,712.50
e)	Date of the transaction	6 August 2025
f)	Place of the transaction	New York Stock Exchange - XNYS

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	430.55	430.40	430.60
Lowest price paid per Share (pence):	424.35	424.65	424.75
Volume weighted average price paid per Share (pence):	427.5548	427.6116	427.6360

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	427.5548	900,000
Cboe (UK)/BXE	427.6116	100,000
Cboe (UK)/CXE	427.6360	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4869U_1-2025-8-7.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	425.75	425.75	425.75
Lowest price paid per Share (pence):	420.95	421.00	421.05
Volume weighted average price paid per Share (pence):	422.9724	423.0113	422.9745

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.9724	900,000
Cboe (UK)/BXE	423.0113	100,000
Cboe (UK)/CXE	422.9745	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6718U_1-2025-8-8.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	426.35	426.30	426.25
Lowest price paid per Share (pence):	419.65	419.75	419.65
Volume weighted average price paid per Share (pence):	423.2505	423.2298	423.2533

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	423.2505	900,000
Cboe (UK)/BXE	423.2298	100,000
Cboe (UK)/CXE	423.2533	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8678U_1-2025-8-11.pdf

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.232	5
d)	Aggregated information - Volume - Price - Total	5 £4.232 £21.16
e)	Date of the transaction	11 August 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.232	88
d)	Aggregated information - Volume - Price - Total	88 £4.232 £372.42
e)	Date of the transaction	11 August 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	425.45	425.20	425.20
Lowest price paid per Share (pence):	420.00	420.15	420.05
Volume weighted average price paid per Share (pence):	422.7179	422.7300	422.7242

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.7179	900,000
Cboe (UK)/BXE	422.7300	100,000
Cboe (UK)/CXE	422.7242	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0579V_1-2025-8-12.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	421.45	421.50	421.50
Lowest price paid per Share (pence):	416.80	417.05	416.95
Volume weighted average price paid per Share (pence):	418.5256	418.5947	418.5739

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.5256	900,000
Cboe (UK)/BXE	418.5947	100,000
Cboe (UK)/CXE	418.5739	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2388V_1-2025-8-13.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	414.15	413.95	413.80
Lowest price paid per Share (pence):	409.50	409.80	409.55
Volume weighted average price paid per Share (pence):	411.7588	411.7856	411.7713

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	411.7588	900,000
Cboe (UK)/BXE	411.7856	100,000
Cboe (UK)/CXE	411.7713	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4140V_1-2025-8-14.pdf

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	421.95	421.60	421.95
Lowest price paid per Share (pence):	416.75	416.75	416.75
Volume weighted average price paid per Share (pence):	418.6905	418.6664	418.6776

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.6905	900,000
Cboe (UK)/BXE	418.6664	100,000
Cboe (UK)/CXE	418.6776	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6004V_1-2025-8-15.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	421.45	421.25	421.45
Lowest price paid per Share (pence):	415.80	415.95	415.80
Volume weighted average price paid per Share (pence):	418.8856	418.9446	418.9218

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.8856	900,000
Cboe (UK)/BXE	418.9446	100,000
Cboe (UK)/CXE	418.9218	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7811V_1-2025-8-18.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	421.95	421.80	421.85
Lowest price paid per Share (pence):	417.05	417.30	417.25
Volume weighted average price paid per Share (pence):	420.3836	420.3535	420.3665

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	420.3836	900,000
Cboe (UK)/BXE	420.3535	100,000
Cboe (UK)/CXE	420.3665	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9619V_1-2025-8-19.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	421.15	421.00	421.15
Lowest price paid per Share (pence):	414.30	414.45	414.45
Volume weighted average price paid per Share (pence):	418.0180	418.0342	418.0399

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.0180	900,000
Cboe (UK)/BXE	418.0342	100,000
Cboe (UK)/CXE	418.0399	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1448W_1-2025-8-20.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	422.00	421.90	422.00
Lowest price paid per Share (pence):	417.85	417.90	417.90
Volume weighted average price paid per Share (pence):	419.8915	419.8845	419.8894

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	419.8915	900,000
Cboe (UK)/BXE	419.8845	100,000
Cboe (UK)/CXE	419.8894	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3214W_1-2025-8-21.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	425.60	425.55	425.35
Lowest price paid per Share (pence):	420.65	420.60	420.75
Volume weighted average price paid per Share (pence):	423.1250	423.0712	423.0706

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	423.1250	900,000
Cboe (UK)/BXE	423.0712	100,000
Cboe (UK)/CXE	423.0706	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4993W_1-2025-8-22.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	428.55	428.40	428.40
Lowest price paid per Share (pence):	423.10	423.10	423.10
Volume weighted average price paid per Share (pence):	425.6382	425.6232	425.6238

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	425.6382	900,000
Cboe (UK)/BXE	425.6232	100,000
Cboe (UK)/CXE	425.6238	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7483W_1-2025-8-26.pdf

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	432.20	432.05	432.15
Lowest price paid per Share (pence):	425.75	425.95	425.95
Volume weighted average price paid per Share (pence):	428.5477	428.5169	428.5160

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	428.5477	900,000
Cboe (UK)/BXE	428.5169	100,000
Cboe (UK)/CXE	428.5160	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9415W_1-2025-8-27.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	430.95	430.90	430.90
Lowest price paid per Share (pence):	426.40	426.45	426.40
Volume weighted average price paid per Share (pence):	428.5218	428.5534	428.5464

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	428.5218	900,000
Cboe (UK)/BXE	428.5534	100,000
Cboe (UK)/CXE	428.5464	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1260X_1-2025-8-28.pdf

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 August 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	437.40	437.40	437.40
Lowest price paid per Share (pence):	432.40	432.50	432.45
Volume weighted average price paid per Share (pence):	434.2577	434.2550	434.2824

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	434.2577	900,000
Cboe (UK)/BXE	434.2550	100,000
Cboe (UK)/CXE	434.2824	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3285X_1-2025-8-29.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 September 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary